Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated October 1, 2019

Registration No. 333-223058

MARRIOTT INTERNATIONAL, INC.

2.125% Series DD Notes due 2022

PRICING TERM SHEET

Dated: October 1, 2019

Issuer:	Marriott International, Inc.

Anticipated Ratings (Moody’s / S&P)*:	Baa2 / BBB

Security:	2.125% Series DD Notes due 2022 (the “Series DD Notes”)

Aggregate Principal Amount:	$550,000,000

Maturity Date:	October 3, 2022

Coupon:	2.125%

Interest Payment Dates:	April 3 and October 3, commencing on April 3, 2020

Day Count Convention:	360-day year consisting of twelve 30-day months

Price to Public:	99.792% of the principal amount

Benchmark Treasury:	1.500% due September 15, 2022

Benchmark Treasury Price / Yield:	100-00 1⁄4 / 1.497%

Spread to Benchmark Treasury:	+70 basis points

Yield to Maturity:	2.197%

Optional Redemption Provisions:	The Series DD Notes may be redeemed in whole or in part at any time, at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Series DD Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Series DD Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Series DD Notes being redeemed) plus 12.5 basis points, plus, in each case, accrued and unpaid interest on the Series DD Notes to the redemption date.

Trade Date:	October 1, 2019

Expected Settlement Date:	October 3, 2019 (T+2)

CUSIP / ISIN:	571903 BC6 / US571903BC60

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated October 1, 2019.

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.
BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. ICBC Standard Bank Plc SunTrust Robinson Humphrey, Inc.

Co-Managers:	The Williams Capital Group, L.P. Loop Capital Markets LLC BNY Mellon Capital Markets, LLC Capital One Securities, Inc. PNC Capital Markets LLC TD Securities (USA) LLC

UniCredit Capital Markets LLC Santander Investment Securities Inc. Standard Chartered Bank ANZ Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect) or U.S. Bancorp Investments, Inc. at (877) 558-2607.

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